As filed with the Securities and Exchange Commission on February 19, 1998. File No. 33-343861


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           FORM S-3
                    REGISTRATION STATEMENT
                             Under
                  THE SECURITIES ACT OF 1933



                   Alpha Hospitality Corporation
      (Exact name of Registrant as specified in its charter)

Delaware                                                   13-3714474
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                 Identification Number)

                               12 East 49th Street
                            New York, New York 10017
                                 (212) 750-3500
               (Address, including zip code, and telephone number,
                      including area code, of Registrant's
                          principal executive offices)

                    James A. Cutler, Chief Financial Officer
                          Alpha Hospitality Corporation
                            12 East 49th Street 10017
                                 (212) 750-3500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                              Craig S. Libson, Esq.
                           Parker Duryee Rosoff & Haft
                                529 Fifth Avenue
                            New York, New York 10017
                                 (212) 599-0500

         Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE

Title of Each Class                         Proposed Maximum             Proposed Maximum
of Securities to be        Amount to be           Offering Price                  Aggregate         Amount  of
     Registered              Registered                Per Share(1)         Offering Price(1)    Registration Fee


Common Stock,                   100,000               $2.25                      $225,000                  $66.38
$0.01 par value


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of the Common Stock on The Nasdaq SmallCap Market on December 29, 1997.

                                  100,000 Shares
                          ALPHA HOSPITALITY CORPORATION
                                  Common Stock

     The 100,000 shares of common stock, par value $.01 per share (the "Common Stock"), to which this Prospectus relates (the "Shares") are being offered, from time to time, on behalf of and for the account of a certain stockholder (the "Selling Stockholder") of Alpha Hospitality Corporation (the "Company") as identified herein under "Selling Stockholder." The Shares are comprised of 100,000 shares which have been issued to the Selling Stockholder. The distribution of the Shares by the Selling Stockholder, or by pledgees, donees, distributees, transferees or other successors in interest, may be affected from time to time by underwriters who may be selected by the Selling Stockholder and/or broker-dealers, in one or more transactions (which may involve crosses and block transactions) on The Nasdaq SmallCap Market or other over-the-counter markets or, in special offerings, or secondary distributions pursuant to and in accordance with rules of such over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the distributions of the Shares or otherwise, the Selling Stockholder may enter into hedging or option transactions with broker-dealers and may sell Shares short and deliver the Shares to close out such short positions. The Company has agreed to indemnify the Selling Stockholder, underwriters who may be selected by the Selling Stockholder and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholder" and "Plan of Distribution."


     These securities involve a high degree of risk. See "Risk Factors".



     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company has agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby. All brokerage commissions and other similar expenses incurred by the Selling Stockholder will be borne by such Selling Stockholder. The aggregate proceeds to the Selling Stockholder from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.

     The Common Stock being offered hereby by the Selling Stockholder has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration.

     The Common Stock is listed for trading on The Nasdaq SmallCap Market. On December 30, 1997, the closing bid price of the Common Stock as reported by The Nasdaq SmallCap Market was $2 1/4 per share.



                      The  date of  this  Prospectus  is  February _, 1998.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Selling Stockholder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's web site at http://www.sec.gov. The Common Stock is traded on The Nasdaq SmallCap Market and reports and other information concerning the Company may be inspected and copied at The Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, DC 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated herein by reference are the following documents filed by the Company with the Commission under the Exchange Act:


     (a) The Company's Annual Report on Form 10K and Form 10-K/A for its fiscal year ended December 31, 1996;

     (b) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997, June 30, 1997 and September 30, 1997;

     (c) The Company's Registration Statement on Form S-8 for a description of its Common Stock;

     (d) The Company's Current Report on Form 8-K dated March 12, 1997;

     (e) The Company's Current Report on Form 8-K dated February 9, 1998 and

     (f) The Company's Proxy Statement on Schedule 14A filed February 12, 1998.


     All documents filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent hereto, but prior to the termination of this offering, shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owners, to whom a copy of this Prospectus is delivered, upon the written and oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than the exhibits to such documents). Requests for such copies should be directed to James A. Cutler, Chief Financial Officer, 12 East 49th Street, New York, New York 10017; telephone number (212) 750-3500.


                                   THE COMPANY

General

     The Company, through its seven subsidiaries, is engaged in the ownership and operation of a gaming vessel, the Bayou Caddy's Jubilee Casino (the "Casino" or the "Jubilee Casino"), located in Greenville, Mississippi, which is operated by the Company's subsidiary Alpha Gulf Coast, Inc. ("Gulf Coast"), and the construction of an adjacent hotel, which is being handled through its subsidiary Alpha Greenville Hotel, Inc. ("Greenville Hotel"), and has been engaged in the pursuit of gaming licenses for additional casinos in various states (which has been accomplished through the Company's subsidiaries Alpha Missouri, Inc. ("Alpha Missouri"), Alpha Monticello, Inc. ("Alpha Monticello"), Alpha Rising
Sun, Inc. ("Alpha Rising Sun"), Jubilation Lakeshore, Inc. ("Jubilation Lakeshore") and Alpha St. Regis, Inc. ("Alpha St. Regis"). From September 1993 through December 1996, the Company, through its former subsidiary, Alpha Hotel Management Company, Inc. ("Alpha Hotel"), provided management services to hotels and motels owned by third-parties. Additionally, from December 1995 to July 16, 1996, the Company, through its subsidiary Jubilation Lakeshore (formerly known as the Cotton Club of Greenville Inc.), operated a second gaming vessel, the Jubilation Casino.

     The Company was incorporated in Delaware on March 19, 1993; Gulf Coast was incorporated in Delaware on May 4, 1993; Jubilation Lakeshore was incorporated in Mississippi on December 8, 1992; Alpha Missouri was incorporated in Delaware on March 17, 1995; Alpha Monticello was incorporated in Delaware on May 30, 1996; Alpha Rising Sun was incorporated in Delaware on August 6, 1993; Alpha St. Regis was incorporated in Delaware on June 24, 1994; and Greenville Hotel was incorporated in Delaware on February 27, 1997. The Company's principal executive offices are located at 12 East 49th Street, New York, New York 10017, and its telephone number is 212-750-3500.


Recent Developments

     On December 17, 1997, the Company, through its subsidiaries Gulf Coast and Alpha Greenville Hotel, Inc., entered into an Asset Sale Agreement (the "Sale Agreement") with Greenville Casino Partners, L.P., a Mississippi limited partnership unrelated to the Company, pursuant to which the Company (by its subsidiaries) agreed, subject to the terms and conditions set forth therein, to sell to Buyer substantially all of the Company's operating assets in Greenville, Mississippi, including a hotel currently under construction on land adjacent to its Bayou Caddy's Jubilee Casino (the "Casino"). Greenville Casino Partners, L.P. operates the Las Vegas Casino, which is one of three riverboat casinos currently operating at the Marina on Lake Ferguson in downtown Greenville, Mississippi. The Las Vegas Casino is a 1-story casino barge with a mezzanine level containing approximately 18,000 square feet of gaming space and has 649 slot machines and 19 table games. The Buyer employs approximately 550 full-time personnel.

     Upon consummation of the sale provided for under the Sale Agreement and related financing (the "Pre-Closing Financing") obtained in conjunction with, and as part of, the transactions contemplated under the Sale Agreement, the Company (through its subsidiaries) is anticipated to receive (a) approximately $26.5 million in cash, and (b) a 25% limited partnership interest in Buyer and Buyer will assume (i) approximately $2 million of liabilities relating to the business and assets being assumed and (ii) the Pre-Closing Financing.

     Consummation of the proposed sale under the Sale Agreement is subject to certain conditions, including approval of the transaction by the Company's stockholders. The Company is in the process of preparing a proxy statement relating to the proposed sale for filing with the Securities and Exchange Commission (the "SEC") and, following review by the SEC, intends to distribute the proxy statement to its stockholders and solicit their votes in favor of proposed sale. The Company has been advised by Buyer that through its solicitation of holders of the Company's capital stock, it has sufficient to approve the proposed sale.

     In conjunction with and in anticipation of the proposed sale contemplated by the Sale Agreement, on December 30, 1997, Gulf Coast and Alpha Hotel obtained the Pre-Closing Financing, pursuant to which they borrowed $19.0 million ($23.9 million less loan costs and loan discounts of approximately $5 million) from Credit Suisse First Boston Mortgage Capital, L.L.C. ("Credit Suisse") and concurrently therewith Gulf Coast applied the net proceeds therefrom to the payment and discharge of approximately $17 million of the Company's indebtedness, including $16 million of secured debt. Additionally, in conjunction with and as part of the Pre- Closing Financing, Gulf Coast executed and delivered to Credit Suisse an unsecured, zero-coupon promissory note (the "Subordinated Debt") in the stated principal amount of $4.8 million. Although no proceeds were received by Gulf Coast in conjunction with the Subordinated Debt, under the terms of the Sale Agreement, Buyer is to assume such promissory note upon consummation of the sale of the Casino Assets. The Pre-Closing financing is secured by a sescurity interest in substantially all of the Company's assets, including the Casino and other assets contemplated to be sold to Buyer.


     Closing of the purchase and sale of the Casino and related assets (the "Sale") is provided under the Sale Agreement to occur on the earlier to occur of
(a) the fifth business day after all conditions precedent have been met or (b) January 31, 1998 (provided, that if the SEC has not, on or before January 6, 1998, approved the form of proxy statement to solicit the vote of the Company's stockholders with respect to the proposed sale , the January 31, 1998 date shall be extended to the earlier of (i) the 25th day after such approval is given or
(ii) February 25, 1998) or on such other date as Gulf Coast and Buyer may agree.


                                    BUSINESS

Casino Operations and Gaming Activities

         Current Operations

     The Jubilee Casino. The Jubilee Casino, located in Greenville, Mississippi, is owned and operated by the Company's wholly-owned subsidiary Gulf Coast. On May 14, 1993, pursuant to an asset purchase agreement among Gulf Coast, B.C. of Mississippi, Inc. ("B.C.") (formerly known as Bayou Caddy, Inc.), and certain shareholders of B.C., the Company acquired B.C.'s leasehold interests under certain lease agreements and certain other assets incidental to the development and ownership of the Jubilee Casino. The Company proceeded with this acquisition because it gave the Company the opportunity to enter the casino business in Lakeshore, Mississippi, the original site of the Jubilee Casino. Moreover, B.C. had already initiated the process of obtaining requisite approvals for casino operation in Lakeshore, thereby expediting the Company's ability to conduct casino operations in Mississippi.

     The Company initiated the Jubilee Casino's gaming operations on January 12, 1994, subsequent to its construction on a marine vessel in 1993, which construction received the requisite approvals from the U. S. Army Corps of Engineers and the Mississippi Department of Natural Resources. Prior to the initiation of the Jubilee Casino's gaming operations, the Company applied for and received the required license renewals and approvals from the Mississippi Gaming Commission (the "Mississippi Commission"). See Government Regulation.

     Following the Company's acquisition (through Jubilation Lakeshore) of the Cotton Club casino in October 1995 (See "The Company - Discontinued Operations - The Jubilation Casino") the Company transferred the Jubilee Casino from Lakeshore to Greenville. The Jubilee Casino reopened in Greenville on November 17, 1995. The movement of the Jubilee Casino to Greenville increased the capacity at Greenville and brought an upscale facility to the Greenville market. Management believed that the relocation of the Jubilee Casino to Greenville was an appropriate action designed to increase the return on the Company's gaming assets in Mississippi.

     The Jubilee Casino has 844 slot machines and 29 table games. In addition to its gaming activities, the Jubilee Casino includes a 175-seat buffet, a 350-seat showroom, a 98-seat restaurant and parking to accommodate 950 customer vehicles. In January 1996, the Company completed renovation of its leased restaurant facility at Greenville in order to give customers a dining alternative, offering fine dining in an elegant setting. Management believes that the Jubilee Casino, which offers an attractive casino environment and significant casino capacity, will continue to at least capture its fair market share of the Greenville gaming market.

     In April 1997, Gulf Coast received approval from the Mississippi Commission for its infrastructure investment requirement to build and operate a hotel on property adjacent to the Jubilee Casino location. Greenville Hotel entered into a long term lease with the Board of Mississippi Levee Commissioners to lease property, including historical landmark buildings, for the development of a forty-one key single room and suite hotel. Management believes that this hotel will add a new dimension to the Company's casino patron experience and will be an added amenity to the Company's player development program. The total cost of this project is estimated to be approximately $3.2 million. Although a permanent source of financing for this project has not been identified at this time, Greenville Hotel has received interim financing from Bryanston to fund construction to date.

     The Company concentrates its sales, marketing and promotional activities for the Jubilee Casino in its principal target market within a 50-mile radius of the casino. The target market is reached through a combination of billboards, radio, television, newspaper advertising and direct mail. Also, casino brochures are placed in tourist information areas, local and regional hotels, restaurants and bars.

     The Company has developed an in-house mailing list of in excess 130,000 casino customers. These customers are made up of table game players and "Slot Club" members. Table game customers are identified through the casin's marketing representatives, and their play is monitored to evaluate whether the customer warrants complimentary services provided by the casino. The award of complimentary services is consistent with standard industry practices and is based upon a customer's duration of play and average amount wagered. The "Slot Club" is an operation that allows the casino's computerized tracking system to identify customers, amount of play and other pertinent characteristics. The
"Slot Club" is an ongoing promotion where members are issued cards and accumulate points based on the amount of their play. Such points are redeemable for food, beverages and merchandise. Tournaments for blackjack, craps and poker are held, along with other special events and promotions.

     There are currently 19 casinos located on the Mississippi River. In the Greenville market, the Company's Jubilee Casino competes with the Las Vegas Casino (owned and operated by Buyer) and the Lighthouse Point Casino, which opened in November 1996. The opening of the Lighthouse Point Casino resulted in a decrease in the gaming revenues of the Jubilee Casino, which is expected to be corrected as the marketing programs of the new Lighthouse Point Casino help to increase the total Greenville market.

     Since the opening of the new casino, the Jubilee Casino's fair share of the market, based on the number of player positions in the market, has improved. The Company believes that the Jubilee Casino is well-positioned to compete successfully with the two other casinos in the Greenville market. Approximately 60 miles south of the Jubilee Casino is Vicksburg. Vicksburg has four casinos: the Isle of Capri, Harrahs Vicksburg, Ameristar and Rainbow Casino. Approximately 110 miles south of the Jubilee Casino is Natchez with the Lady Luck Natchez Casino. Approximately 90 miles north of the Jubilee Casino is Coahoma County with the Lady Luck Coahoma Casino. Tunica County is approximately 180 miles north of the Jubilee Casino and has ten casinos - Harrahs (2 casinos), Sams Town, Fitzgeralds, Sheraton, Hollywood Casino, Circus Circus, Horseshoe Casino, Grand Casino and Ballys. Since casinos outside a 50- mile radius of the Jubilee Casino are not considered by the Company to be within its primary competitive market, the Company does not deem the casinos in Vicksburg, Natchez, Coahoma County or Tunica County to be among its principal competitors.

     The Company has remained competitive in the markets affecting the Jubilee Casino by keeping its gaming vessel well-maintained and by offering superior accommodations, entertainment programs and special events. In addition, the Company's advertising and marketing efforts have focused on maintaining the Company's presence in its market.

     Although the Jubilee Casino has remained competitive, the Jubilation Casino, located on the Mississippi Gulf Coast, was unable to compete satisfactorily with the major casino developments in the Biloxi and Gulfport markets. This resulted in management's decision to close the Jubilation Casino during August 1996. See Discontinued Operations.

     The results of the casinos' operations have been seasonal, with the greatest activity occurring during the fair weather months of May through September. Consequently, the Company's operating results during the calendar quarters ending in December and March are not as successful as those quarters ending in June and September, and losses result from time to time. The seasonal nature of a casino's operations increases the risk that natural disasters or the loss of the casino for any other reason during the May through September period would have a materially adverse effect on the Company's financial condition and results of operations.

         Development Activities

     New York. In March 1994, the Company entered into a joint venture agreement relating to the operation and development of a gaming facility located on the reservation of the St. Regis Mohawk Tribe of Hogansburg, New York (the "Tribe"). The Company subsequently decided not to proceed with the project at Hogansburg, New York, since the Company and the Tribe began exploring a more suitable arrangement relating to the development of a casino in Sullivan County, New York, as discussed below.

     On January 19, 1996, the Company, through its subsidiary, Alpha St. Regis, entered into a memorandum of understanding with Catskill Development, L. L. C. ("Catskill") regarding the development and management of a casino to be built adjacent to the Monticello Raceway in Sullivan County, New York. Bryanston is a 25 % member of Catskill. This memorandum of understanding was assigned to Alpha Monticello. Mohawk Management L.L.C. (a company of which the Company's subsidiary Alpha Monticello owns 50%) has executed an agreement with the Tribe for the management of such proposed casino, and subject to the obtaining of requisite approvals, it is anticipated that Mohawk Management L.L.C. will undertake the development and management of this casino and Alpha Monticello will be responsible for the day-to-day operations of this casino. It is intended that the casino will be owned by the Tribe and will be located on land to be placed in trust for the benefit of the Tribe. The Monticello Raceway is located 90 miles from New York City.

     This casino project is subject to approval by the U.S. Department of the Interior and its Bureau of Indian Affairs, the National Indian Gaming Commission and the Governor of the State of New York. Under the memorandum of understanding, Catskill and the Company have committed to enter into a definitive agreement on the terms established in the memorandum.

     Catskill purchased the 225 acre Monticello Raceway in June 1996. The Company is advised that Catskill plans to continue Monticello's racing program and to explore other developments at the site in addition to the proposed casino referred to above.

     There can be no assurance that the project will receive all requisite approvals. However, if such approvals are obtained, it is the Company's current intention to proceed with the development of this gaming activity.

     For the nine months ended September 30, 1997 and the year ended December 31, 1996, the Company incurred casino development costs of $315 and $1,975, respectively, of which $39 and $734 have been capitalized and the remaining expenditures of $276,000 and $1,241,000, respectively, are substantially comprised of a general corporate overhead allocation.

         Discontinued Operations

     Missouri. The City of Louisiana is currently competing with other cities in Missouri for the next gaming license to be granted in that State. In the event that the state gaming authorities select Louisiana, Missouri as the locality to receive the next gaming license to be granted, the Company intends to compete for the license to provide gaming facilities. The City of Louisiana is located approximately 60 miles north of metropolitan St. Louis and 70 miles from Springfield, Illinois, that state's capital.

     The Company anticipates that, if the license is granted, it will provide a gaming vessel with a capacity of approximately 750 gaming positions. The project cost is presently expected to be approximately $30 million. Subject to the Company's receipt of requisite licenses and approvals and the availability of any necessary financing, it is the Company's current intention, subject to confirmation of the economic feasibility of this project, to continue with the development of this project.

     Alpha Missouri has applications pending for site approval and a gaming license with respect to the development of a river boat gaming facility in Louisiana, Missouri. Although existing law in Missouri does not restrict the number of licenses the Missouri Gaming Commission may issue, the Commission has effectively placed a moratorium on any new licenses in the Louisiana market. The Company believes that such restriction will remain in place for an indeterminant time. As a consequence, Alpha Missouri and the City of Louisiana agreed to terminate the lease by Alpha Missouri of city-owned property that was anticipated to be used for the gaming project.

     The Company has incurred development costs of approximately $243,000 and $87,000 in 1997 and 1996, respectively, related to its proposed development comprised of general corporate overhead allocation.

     The Jubilation Casino. In October 1995 the Company (through its subsidiary Lakeshore Jubilation) acquired the Cotton Club casino, a gaming vessel then moored in Greenville, Mississippi. Such casino was renamed the Jubilation Casino and was relocated from Greenville to Lakeshore, Mississippi, where it reopened on December 21, 1995. Management believed that the smaller Jubilation Casino could adequately service the existing Lakeshore market with substantially reduced cost of operations. However, based upon the Jubilation Casino's limited capacity, remote location and the increasing casino development in the Biloxi and Gulfport markets (which proved to be more attractive to casino patrons), the Jubilation Casino was unable to overcome operating deficits. As a result, in July 1996 management began to implement its plans to close the Jubilation Casino during August 1996. On July 16, 1996, operation of the Jubilation Casino was suspended in compliance with a directive of the Mississippi Commission, which asserted that the working capital of the Jubilation Casino was not sufficient and required that the Jubilation Casino's working capital be increased. Jubilation Lakeshore reviewed this working capital requirement in light of its previously announced plan to close the Jubilation Casino during August 1996 and the costs that would be incurred to reopen the Jubilation Casino. Based on this review, Jubilation Lakeshore decided not to reopen the Jubilation Casino.

     In connection with the plan to close the Jubilation Casino, management believes that it took all appropriate action required by federal law with respect to providing notice of such closing to its employees. In connection with the closing of the Jubilation Casino, management updated its assessment of the realizability of the leasehold improvements and related assets of the Jubilation Casino. Since this would have resulted in an impairment loss of approximately $14,507,000 and stockholders' equity below the requirements for continued listing of the Company's securities on NASDAQ, the Company accepted proposals by Bryanston and BP to convert approximately $19,165,000 and $1,222,000, respectively, of debt to 693,905 and 44,258 shares of Preferred Stock.

     The Company has no current plans to reopen the Jubilation Casino, and is investigating other possible uses, including the possible sales thereof.

     On January,25, 1995, the Company entered into an agreement to acquire all of the outstanding common stock of Doc Holliday, Inc. ("Doc Holliday"), the owner and operator of an 18,000 square foot casino in Central City, Colorado. In the fall of 1995, the Company filed the requisite forms with the Colorado Division of Gaming for approval of the Company's operation of Doc Holliday's casino in Central City, Colorado. Since the Company's due diligence investigation revealed that the acquisition was not in the best interests of the Company, in early 1996 the Company decided not to proceed with the acquisition and exercised its contractual right to terminate the agreement.

     In February, 1995, Alpha Rising Sun entered into two letters of intent with subsidiaries of Bally Entertainment Corporation ("Bally") to develop and manage a proposed casino and related upland development at the City of Rising Sun. In connection with such arrangement, the Company, through its subsidiary Alpha Rising Sun, filed an application for a river boat gaming license for the County of Ohio, City of Rising Sun, with the Indiana Gaming Commission in the first quarter of 1994. Since the license was awarded to another entity, the Company has discontinued its efforts to expand its casino operations in Indiana.

     Hotel Operations. As of December 31, 1996, the Company sold 100% of the stock of its subsidiary, Alpha Hotel to Bryanston for consideration of $3,000,000.

     Through Alpha Hotel, the Company provided management services to 14 hotels or motels. The Company provided management services to 13 of such hotels or motels primarily under a certain Service Agreement with Bryanston. The Company provided management services to these 13 hotels on behalf of Bryanston (which was 50% owned by Mrs. Beatrice Tollman, the spouse of the Company's Chairman, President and Chief Executive Officer, and 50% owned by a trust for the benefit of a child of Mr. Monty D. Hundley, the Company's former President and Chief Executive Officer), pursuant to certain individual management agreements. The rights to provide the management services were acquired by the Company in partial consideration for the issuance of the shares of Common Stock to Bryanston. Such rights were recorded by the Company at no cost to the Company based on its predecessor's cost, which was $0. Pursuant to the Service Agreement, the Company was the sole provider to such hotels of management services required of Bryanston and received substantially all fees due to Bryanston under the above-referenced management agreements. In addition, the Company provided management services to one hotel located in Myrtle Beach, South Carolina, under an agreement with the hotel's owner. All of the 14 hotels were "mid-priced," ranging between $40 and $70 per night, and all but one were operated as Days Inns.

     The Company and Bryanston had designed a financial management system whereby all accounting information was processed in a centralized accounting office in Hopewell Junction, New York. The system included management of all cash, accounts payable and receivable, and generated detailed monthly financial statements. The Company provided each property with standardized forms and procedures in order that all accounting in the management system was uniform. In connection with the Service Agreement, effective September 1, 1993, the Company entered into an expense reimbursement agreement (the "Expense Reimbursement Agreement") with Bryanston for the use of certain office space at its Hopewell Junction, New York facility in connection with the Company's hotel management operations. Pursuant to the terms of the Expense Reimbursement Agreement, the Company reimbursed Bryanston on a monthly basis for its share of rent, office expenses and direct payroll. The Expense Reimbursement Agreement allowed for cost-effective centralization and management of the Company's operations, partly based on the Service Agreement, and partly based on the fact that Bryanston, which employed some of the Company's employees, was also based at the Hopewell Junction office.

     Under the Service Agreement, the Company was compensated for its services in an amount equal to a percentage of total net revenues of the managed hotels (net of 1% of aggregate revenue retained by Bryanston). Such percentages ranged from 2% to 5%. Additional fees were earned from various incentive agreements and accounting fees. The management agreements typically had a term of 10 years and most had specified renewal terms. The majority of the initial terms were scheduled to expire in the years 2001 and 2002. The management agreements contained termination provisions that were consistent with hotel industry practice and could be terminated by either party due to an uncured default by the other party. One of the management agreements was terminable at the discretion of the hotel owner and others were terminable if there was a material decrease in the hotel operating results or upon sale of the property. The management agreements could also be terminated upon the sale of the managed hotels.

     As indicated above, all but one of the managed hotels were operated as Days Inns by arrangement with Bryanston, which was a Days Inns licensee. The terms of Bryanston's license provided for a special, partial exemption from the Days Inns license fees, which was ordinarily 8% of total net revenue for each of the hotels for which the Company provided management services. Each of the managed hotels was charged applicable fees for marketing and reservation service, but was exempt from the so-called "basic fee" of 5% since the elimination of the "basic fee" reduced the license fee to 3%, such reduction was economically significant to such hotels and was favorable to the Company since the arrangement was an incentive for Days Inn licensees to enter into management agreements with the Company. The term of the special exemption was equal to the term of the related management agreement, including any extensions for which provision was made therein, plus a further five-year term (intended to cover a possible future extension). The discount was not available, however, for any hotels other than those hotels operated by Bryanston. There was no discretion in the licenser, absent breach, to eliminate or modify the discount.

     The Company's hotel management operations were organized under a regional management structure. The overall hotel operation was supervised by the president of Alpha Hotel and regional executives were utilized to oversee and monitor the operations. The Company believed this type of organization, coupled with extensive operational systems and procedures, was the most effective way to provide management services for the hotels. In addition to the regional managers, the Company had a support staff comprised of accounting, marketing, sales and supervisory personnel. This comprehensive support staff helped ensure that all of the managed hotels maximized potential revenue and profit opportunities by implementing financial controls, marketing the Company's services to existing and potential clients and advising on programs related to hotel management services.

         The hotels for which the Company provided management services were:

 Name and Location                  No. of Rooms     Termination    Renewal
                                                       Date

 Days Inn-Scottsdale, Scottsdale, AZ          167      2001       None
 Days Inn-Clearwater, Clearwater, FL          117      2001       None
 Days Inn-Buena Vista, Orlando, FL            245      2002       None
 Days Inn-Downtown, Atlanta, GA               262      2012       2022
 Days Inn-Savannah, Savannah Bay, GA          253      2001       None
 Days Inn-Lakeshore, Chicago, IL              580      2006       2021
 Days Inn-Kankakee, Kankakee, IL               98      2007       None
 Days Inn-Henderson, Henderson, KY            115      2002       None
 Days Inn-University, Minneapolis, MN         130      2001       None
 Days Inn-Roseville, Roseville, MN            114      2001       None
 Days Inn-Plymouth, Plymouth, MN              113      2001       None
 Days Inn-Butler, Butler, PA                  133      2001       None
 Days Inn-Madisonville, Madisonville, KY      141      2002       None
 Sheraton-Myrtle Beach, SC                    219      2004       None

                                         Total           2,687

     The following table sets forth the statements of income (in thousands) of Alpha Hotel for the years ended December 31, 1996, 1995 and 1994:

     Management fees                         $1,992     $2,863        $2,835

     Operating expenses:
       Direct payroll and related expenses    1,285      1,236         1,474
       Selling, general and administrative       62        276           236
           Total Expenses                     1,347      1,512         1,710

     Income from management fees
       before intercompany charges           $ 645       $1,35         $1,125

Government Regulation

     The Company's ownership and operation of its gaming properties are subject to regulation by federal, state and local governmental and regulatory authorities, including regulation relating to environmental protection. While the Company has not been the subject of any complaints or other formal or informal proceedings alleging any violations of government regulations, no assurance can be given that the Company is, or in the future will be, able to comply with, or continue to comply with, current or future governmental regulations in every jurisdiction in which it conducts or will conduct its business operations without substantial cost or interruption of its operations or that any present or future federal, state or local regulations may not restrict the Company's present and possible future activities. In the event that the Company is unable to comply with any such requirements, the Company could be subject to sanctions, which could have a materially adverse effect upon the Company's business. [See "Business - Government Regulation - General," and "The Company - Current Operations."]

Licensing

     General. The gaming industry is highly regulated by each of the states in which gaming is legal. The regulations vary on a state-by-state basis but generally require that the operator, each owner of a substantial interest (usually 5% or more) in the operator, members of the Board of Directors, each officer and all key personnel be found suitable, and be approved, by the applicable governing body. The failure of any present, or future, person required to be approved to be, and remain, qualified to hold a license could result in the loss of the license.

     Mississippi. The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, primarily the licensing and regulatory control of the Mississippi Commission and the Mississippi State Tax Commission (collectively, the "Mississippi Authorities").

     The laws, regulations and supervisory procedures of Mississippi and the Mississippi Commission seek to (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Authorities, (iv) prevent cheating and fraudulent practices, (v) provide a source of state and local revenues through taxation and licensing fees and (vi) ensure that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and to extensive interpretation by the Mississippi Commission in view of their recent adoption. Changes in Mississippi law or regulations may limit or otherwise materially affect the types of gaming that may be conducted and could have an adverse effect on the Company and the Company's Mississippi gaming operations.

     The Mississippi Act provides for legalized dockside gaming at the discretion of the 14 counties that either border the Mississippi Gulf Coast or the Mississippi River but only if the voters in a county have not voted to prohibit gaming in that county. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space that may be utilized for gaming. There are no limitations on the number of gaming licenses that may be issued in Mississippi.

     The Company, a registered publicly-traded holding company under the Mississippi Act, is required periodically to submit detailed financial and operating reports to the Mississippi Authorities and to furnish any other information that the Mississippi Authorities may require. The Company and any subsidiary of the Company that operates a casino in Mississippi (a "Gaming Subsidiary") are subject to the licensing and regulatory control of the Mississippi Commission. If the Company is unable to continue to satisfy the registration requirements of the Mississippi Act, the Company and its Gaming Subsidiaries cannot own or operate gaming facilities in Mississippi. Each Gaming Subsidiary must obtain gaming licenses from the Mississippi Commission to operate casinos in Mississippi. A gaming license is issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations and physical inspection of casinos prior to opening.

     Gaming licenses are not transferable, are initially issued for a two-year period and are subject to periodic renewal. No person may receive any percentage of profits from a gaming subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Commission.

Licensing of Officers, Directors and Employees

     Officers, directors and certain key employees of the Company and its gaming subsidiaries must be found suitable or be licensed by the Mississippi Commission, and employees associated with gaming must obtain work permits that are subject to immediate suspension under certain circumstances. In addition, any person having a material relationship or involvement with the Company may be required to be found suitable or be licensed, in which case such person must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a license for any cause that it deems reasonable. Changes in licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a license, the Mississippi Commission has jurisdiction to disapprove a change in corporate officers. The Mississippi Commission has the power to require any gaming subsidiary and the Company to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

        Investigation of Holders of Securities and Others

     Mississippi law requires any person who acquires beneficial ownership of more than 5% of the Common Stock to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of the Common Stock, as reported in filings under the Exchange Act, must apply for a finding of suitability by the Mississippi Commission and must pay the costs and fees that the Mississippi Commission incurs in conducting the investigation. The Mississippi Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a company's stock. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. Representatives of the Mississippi Commission have indicated that institutional investors may only be required to file summary information in lieu of a suitability finding.

     Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Commission may be found unsuitable. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of the securities of the Company beyond such time as the Mississippi Commission prescribes may be guilty of a misdemeanor. The Company is subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or its Gaming Subsidiaries, the Company: (i) pays the unsuitable person any dividend or other distribution upon the voting securities of the Company; (ii) recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person;
(iii) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or
(iv) fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

     The Company may be required to disclose to the Mississippi Commission upon request the identities of the holders of any debt securities. In addition, the Mississippi Commission under the Mississippi Act may, in its discretion, (i) require disclosure of holders of debt securities of corporations registered with the Mississippi Commission, (ii) investigate such holders and (iii) require such holders to be found suitable to own such debt securities. Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including, but not limited to, a default or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

Required Records

     The Company must maintain a current stock ledger in Mississippi that the Mississippi Commission may examine at any time. If any securities of the Company are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company must also render maximum assistance in determining the identity of the beneficial owner.

     The Mississippi Act requires that the certificates representing securities of a publicly-traded corporation (as defined in the Mississippi Act) bear a legend to the general effect that such securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. The Mississippi Commission has the power to impose additional restrictions on the holders of the Company's securities at any time.

Approval of Corporate Matters and Foreign Gaming Operations

     Substantially all loans, leases, sales of securities and similar financing transactions by a Gaming Subsidiary must be reported to and/or approved by the Mississippi Commission. Changes in control of the Company through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without the prior approval of the Mississippi Commission.

     The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other takeover defense tactics that affect corporate gaming licensees in Mississippi and corporations whose stock is publicly-traded that are affiliated with those licensees may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in some circumstances, required from the Mississippi Commission before the Company may make exceptional repurchases of voting securities above the current market price of its Common Stock (commonly called "greenmail") or before a corporate acquisition opposed by management may be consummated. Mississippi's gaming regulations also require prior approval by the Mississippi Commission if the Company adopts a plan of recapitalization proposed by its Board of Directors opposing a tender offer made directly to the stockholders for the purpose of acquiring control of the Company.

     Neither the Company nor any subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the
Mississippi Authorities to have access to information concerning the out-of-state gaming operations of the Company and its affiliates.

Sanctions

     If the Mississippi Commission were to decide that a Gaming Subsidiary had violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke the license of the Gaming Subsidiary. In addition, the Gaming Subsidiary, the Company and the persons involved could be subject to substantial fines for each separate violation. Because of such violation, the Mississippi Commission could appoint a supervisor to operate the casino facilities, and under certain circumstances, earnings generated during the supervisor's appointment (except the reasonable rental value of the casino facilities) could be forfeited to the State of Mississippi. Limitations, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially and adversely affect the Company's and the Gaming Subsidiary's gaming operations.

     On July 16, 1996, operation of the Jubilation Casino was suspended in compliance with a directive of the Mississippi Commission, which raised certain issues with regard to the operation of the Jubilation Casino and asserted that the working capital available to the Jubilation Casino was not sufficient. See "The Company - Casino Operations and Gaming Activities - Discontinued Operations
- The Jubilation Casino." The Company does not believe that the issues raised by the Mississippi Commission regarding the operation of the Jubilation Casino will adversely affect the license to operate the Jubilee Casino since the Jubilee Casino is operating in compliance with applicable regulations, including regulations relating to issues raised by the Mississippi Commission regarding the operation of the Jubilation Casino. There can be no assurance, however, that the issues raised by the Mississippi Commission will not adversely affect the license, or the renewal of the license, to operate the Jubilee Casino or any future licenses for which applications may be submitted in Mississippi.

     On October 23, 1997, the Company received renewal of its casino license through October 1999, conditioned upon the opening of the Casino Hotel by no later than February 26, 1998. During its compliance review, in connection with the Company's license renewal, the Mississippi Gaming Commission noted several administrative reporting deficiencies. A show cause hearing was held on December 2, 1997, at which management explained its position to the Mississippi Gaming Commission staff. This issue has been settled by management agreeing to address the noted deficiencies in future reporting and by payment of a fine of $40,000.

Fees and Taxes

     License fees and taxes, computed in various ways depending on the type of gaming involved, are payable to the State of Mississippi and to the counties and cities in which a Gaming Subsidiary's operations will be conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon (i) a percentage of the gross gaming revenues received by the casino operation, (ii) the number of slot machines operated by the casino or (iii) the number of tables games operated by the casino. The license fee payable to the State of Mississippi based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings) equals 4% of gaming receipts of $50,000 or less per month, 6% of gaming receipts over $50,000 and less than $134,000 per month, and 8% of gaming receipts over $134,000 per month. The foregoing license fees are allowed as a credit against the Company's Mississippi income tax liability for the year paid.

Missouri and New York

     Missouri law and the Federal Indian Gaming Law (as it relates to the Company's proposed operation in New York), each provide for a comprehensive, detailed scheme for the control of gaming operations in the state and the issuance of licenses for gaming, both to gaming facilities and to persons involved in certain gaming related activities. With respect to the Company's compact with the Tribe relating to the proposed casino to be built in Sullivan County, New York, the State of New York has provided for regulation of Indian gaming casinos through the New York State Racing and Wagering Board. Each of the supervising governmental agencies is authorized to promulgate rules and regulations applicable to the administration of gaming related laws. In connection with its proposed operations in New York, the required documentation has been filed with the National Indian Gaming Commission. In connection with its proposed operations in Missouri, the Company has commenced the application and approval process with the Missouri Gaming Commission.

Employees

     In connection with its casino operations, as of December 17, 1997, the Company employed approximately [570] employees, of which [510] were full-time employees. Management considers its employment relations to be satisfactory. In connection with the closing of the Jubilation Casino and pursuant to the Workers Adjustment and Retraining Notification Act, the Company provided the 320 employees of the Jubilation Casino with notice of its plans to close the Jubilation Casino at least 60 days prior to the anticipated closing date, as required under the act. Therefore, management believes it has taken all appropriate action required by federal law with respect to providing notice of the closing of the Jubilation Casino to the employees of the Jubilation Casino.

Legal Proceedings

     In January 1996, the Company was named as a defendant in an action brought in the Circuit Court of Hinds County, Mississippi (Amos vs Alpha Gulf Coast, Inc.; Batiste vs Alpha Gulf Coast, Inc.; Dycre vs Alpha Gulf Coast, Inc.; Johnston vs Alpha Gulf Coast, Inc.; Rainey vs Alpha Gulf Coast, Inc.). Based on the theory of "liquor liability" for the service of alcohol to a customer, plaintiffs alleged that on January 16, 1995, a vehicle operated by Mr. Amos collided with a vehicle negligently operated by Mr. Rainey, an individual who was served alcoholic beverages by the Company. Plaintiffs alleged that they suffered personal injuries and seek compensatory damages aggregating $17.1 million and punitive damages aggregating $37.5 million. The ultimate outcome of this litigation cannot presently be determined as this case is presently in the early phases of discovery. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements. The Company believes that the risk referred to in this paragraph is adequately covered by insurance.

     In August 1996, Gulf Coast was named as a defendant in an action brought in the United States District Court for the Southern District of Mississippi (Joseph R. Cure, Joseph E. Cure, Jr., Cynthia Cure Rutherford, Michael Cure and Susan Cure Gollot vs. Alpha Gulf Coast, Inc.) for alleged past due and future accelerated rentals and other costs under an operating lease relative to real property located in Lakeshore, Mississippi. In March 1997, the Company reached settlement terms in the action. In the settlement the lease terminates, the Company will pay $500,000 at closing and $1,200,000 in the form of a three year, ten percent note payable quarterly. The settlement and early termination of the operating lease resulted in a $541,000 charge to operations for the year ended December 31, 1996. The note was secured by assignment of an interest in the mortgage note payable to Bryanston. Additionally, the Company had as option to buy out the remaining obligations at reduced principal amounts at accelerated dates, as specified in the settlement agreement, which option the Company exercised when it discharged its remaining obligations thereunder with a portion of the loan proceeds from the Pre-Closing Financing (defined hereinafter).

     In September 1996, the Company and Gulf Coast were named as defendants in an action brought in the Circuit Court of Hancock County, Mississippi (Durward Dunn, Inc. vs. Alpha Hospitality Corporation; Durward Dunn, Inc. vs. Alpha Gulf Coast, Inc.) for alleged failure to make payments pursuant to a construction contract. Plaintiff seeks actual and compensatory damages of approximately $1,200,000. The consolidated financial statements include a provision for the liability of $928,000 for this contract at December 31, 1996 and September 30, 1997. This litigation was subsequently settled by the payment of $600,000 from the proceeds of the Pre-Closing Financing (defined hereinafter).

     In December 1996 the Company, Jubilation Lakeshore and Gulf Coast were named as defendants in an action brought in the United States District Court for the Southern District of New York (Bally Gaming, Inc. v. Alpha Hospitality Corp. and Alpha Gulf Coast, Inc.) for allegedly engaging in conduct that would impair the collateral held as security for certain financial obligations. Such conduct includes the failure to pay certain monetary obligations unrelated to the obligations secured by the collateral. Plaintiffs seek specific performance of particular actions plaintiffs believe are necessary to protect the collateral that secures the financial obligations, unspecified damages and attorney's fees, among other things. In July 1997, Jubilation Lakeshore, Gulf Coast and the Company were named as third party defendants in a related action brought in the United States District Court for the Northern District of Mississippi, Greenville Division (General Electric Capital Corporation vs. Bally Gaming, Inc.), wherein Bally Gaming, Inc. alleged the same complaints as it asserted in the above-mentioned action. The claims against the Company and its affiliates in both of these actions have been liquidated and the actions dismissed.

                                  RISK FACTORS

     An investment in the securities offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risks and speculative factors, among other things, in making a decision concerning the purchase of securities offered hereby:

1.  History of Losses; Explanatory Paragraph in Independent Auditor's Report.

     Since its inception, the Company has suffered significant losses from operations. The Company had net losses of approximately $22,815,000 in the fiscal year ended December 31, 1996, $17,993,000 in the fiscal year ended December 31, 1995, and $9,901,000 in the fiscal year ended December 31, 1994. As of December 31, 1996 the Company had an accumulated deficit of approximately $55,414,000. As a result of the material uncertainties relating to the Company's ability to continue as a going concern and fund its operation, the Company's independent auditors have included an explanatory paragraph in their report on the Company's consolidated financial statements addressing such uncertainties.

2.  Government Regulation.

General

     The Company's ownership and operation of its properties are subject to regulation by federal, state and local governmental and regulatory authorities, including regulation relating to environmental protection. While the Company has not been the subject of any complaints or other formal or informal proceedings alleging any violations of government regulations, no assurance can be given that the Company is, or in the future will be, able to comply with, or continue to comply with current or future governmental regulations in every jurisdiction in which it conducts or will conduct its business operations without substantial cost or interruption of its operations, or that any present or future federal, state or local regulations may not restrict the Company's present and possible future activities. In the event that the Company is unable to comply with any such requirements, the Company could be subject to sanctions, which could have a materially adverse effect upon the Company's business. See "Government Regulation -- General," and "Casino Operations -- Current Operations."

Licensing: Loss of Gaming License

     The gaming industry is highly regulated by each of the states in which gaming is legal. The regulations vary on a state by state basis, but generally require the operator, each owner of a substantial interest (usually 5% or more) in the operator, members of the Board of Directors, each officer and all key personnel found suitable, and be approved, by the applicable governing body.

     The failure of any present, or future, person required to be approved to be, and remain qualified to hold a license could result in the loss of license. In almost all instances, the governing body has broad discretion in granting, renewing and revoking licenses. The loss or suspension of any license would have a material adverse effect on the Company. The requirement that the governmental body approve substantial shareholders, directors, officers and key personnel could discourage, delay or prevent a change in control of the Company.

     The operations of the Jubilee Casino and the Jubilation Casino are regulated by the Mississippi Commission. In October 1995, the Company's original licenses to operate the Jubilee Casino and the Jubilation Casino were renewed until October 1997. In October 1997, the Company received renewal of the Jubilee Casino license through October 1999 conditioned by the opening of its Greenville casino by no later than February 26, 1998. Each Mississippi gaming license has a term of two years and is subject to renewal. In July 1996, the Company began to implement its plans to close the Jubilation Casino during August 1996. On July 16, 1996, operation of the Jubilation Casino was suspended in compliance with a directive of the Mississippi Commission which raised certain issues with regard to the operation of the Jubilation Casino and asserted that the working capital available to the Jubilation Casino was not sufficient. On July 17, 1996, representatives of Jubilation Lakeshore met with the Mississippi Commission. As a result of that meeting, the non-working capital issues raised by the Mississippi Commission have been resolved to the Mississippi Commission's satisfaction. However, the Mississippi Commission required that the Jubilation Casino's working capital be increased. This working capital requirement was reviewed by

Jubilation Lakeshore in light of its previously announced plan to close the Jubilation Casino during August 1996 and the costs which would be incurred to reopen the Jubilation Casino. Based on the review, Jubilation Lakeshore decided not to reopen the Jubilation Casino. The Company's license to operate the Jubilation Casino was withdrawn. The Company does not believe that the issues raised by the Mississippi Commission regarding the operation of the Jubilation Casino will adversely affect the license to operate the Jubilee Casino since the Jubilee Casino is operating in compliance with applicable regulations, including regulations relating to issues raised by the Mississippi Commission regarding the operation of the Jubilation Casino. There can be no assurance, however, that the issues raised by the Mississippi Commission will not adversely affect the license, or the renewal of the license, to operate the Jubilee Casino, or any future licenses for which applications maybe submitted in Mississippi or elsewhere. In the event the Mississippi Commission were to revoke or fail to renew the Company's license to operate the Jubilee Casino, the Company's operations and financial condition would be materially adversely affected.

3. Defaults in Outstanding Indebtedness; Loan Covenants and Security Interest.

     The Company has incurred substantial indebtedness in connection with its operations, the acquisition of its casino properties and the proposed sale of the Company's operating assets; a substantial portion of this indebtedness in presently held by Bryanston, an affiliate of the Company. Substantially all of the Company's assets utilized in connection with its casino operations are pledged as security for these loans. The various loan documents contain covenants and restrictions which may limit or interfere with, the operation of the Company's business.

     In the event of a violation by the Company of any of the loan covenants, or upon the occurrence of any other events of default set forth in the loan documents, the lenders could exercise rights of foreclosure under the agreements, which would have a materially adverse effect on the Company's financial condition.

     While no default or acceleration has been declared by any of the lenders, no assurance can be given that a default will not be declared in the future. Declaration of a default would allow the lender whose indebtedness was in default to foreclose on any collateral for the loan and have a material adverse effect on the Company's business and operations.

4.  Intense Industry Competition; Mississippi Gaming Operations

     The Company believes that its major market area is approximately 150 miles around the Jubilee Casino, based upon analysis of customer records completed by marketing and operational employees at the site. Within the market area of the Jubilee Casino there are presently 7 other casinos in operation and one additional casino in the planning stage. The Company is unaware of any progress on the planning of this additional casino. Two of the existing casinos are immediately adjacent to the Company's casino. Substantially all of these competitors have significantly greater financial, and other, resources than the Company and more experience in the gaming industry. It is likely that the intense competition in the Company's market area may limit the profitability of its operations, or even render them unprofitable. On December 17, 1997, the Company entered into an Asset Purchase Agreement with Greenville Casino Partners, L.P., the owner of the Las Vegas Casino in Greeville, to sell the Company's Jubilee Casino and related assets to such partnership.

         In addition, the Company experienced declining revenues during the year ended December 31, 1995 with respect to the operation of the Jubilation Casino. In management's opinion, the decline was due to the remote location of the Jubilation Casino and the increasing casino development in the Biloxi and Gulfport markets, which have proven more attractive to casino patrons. Due to the current level of competition and the anticipated increase in the competition around the Jubilation Casino, in July 1996, management began to implement its plans to close the Jubilation Casino during August 1996. Thereafter, on July 16, 1996 the Jubilation Casino was closed at the direction of the Mississippi Commission. In view of the condition required to reopen and the earlier decision to close the Jubilation Casino, the Company determined not to reopen the Jubilation Casino. See "Casino Operations."

5.  Possible Insufficiency of Liability Insurance.

     The Company maintains and intends to continue to maintain general liability insurance in amounts which management believes will be sufficient to cover casualty risks associated with the operation of its business, including fire property damage, personal injury, liquor liability, etc. At present, the Company is a defendant in one proceeding based upon the theory of "liquor liability" for the service of alcohol to a customer. The Company believes that its exposure in this proceeding is adequately covered by the levels of insurance currently maintained. There can be no assurance, however, that such insurance will be adequate to cover unanticipated liabilities. See "Legal Proceedings."

6.  Taxation of Gaming Operations.

     The Company believes that the prospect of significant additional revenue through taxation is one of the primary reasons why jurisdictions legalize gaming. As a result, gaming operators are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees would adversely affect the results of operations of the Company. Presently, the Company pays approximately 12% of gaming revenues in taxes and fees in Mississippi.

7.  Seasonal Fluctuations.

     The results of the casinos' operations have been seasonal, with the greatest activity occurring during the months of May through September.
Consequently, the Company's operating results during the calendar quarters ending in December and March are not as profitable as those quarters ending in June and September, and losses result from time to time. The seasonal nature of the casinos' operations increases the risk that natural disasters or the loss of the casinos for any other reason during the May through September period would have a material adverse effect on the Company's financial condition and results of operations.

8. Dependence upon Key Personnel; Absence of Full-Time Management.

     The success of the Company is largely dependent upon the personal efforts of Mr. Stanley S. Tollman, its President and Chief Executive Officer. The Company does not maintain and does not intend to obtain a key employee life insurance policy on the life of Mr. Stanley S. Tollman. Although Mr. Stanley S. Tollman is only required to devote approximately 20% of his business time to the operations of the Company, the loss of the services of Mr. Stanley S. Tollman would have a material adverse effect on the prospects of the Company. In addition, although the casino operations are managed by full-time personnel, the Company and its hotel management operations are managed by individuals who also work for Bryanston." See "Management" and "Certain Transactions -- Bryanston."

9. No Assurance of Public Market for Securities.

     Although the Company's Common Stock is quoted on NASDAQ and listed on the Boston Stock Exchange, there can be no assurance that the Company will be able to maintain such quotation or listing, or that, if maintained, a significant public market will be sustained. For continued listing on NASDAQ, a company, among other things, must have at least $2,000,000 in net tangible assets, and the listed security must have a minimum bid price of $1.00 per share. The Boston Stock Exchange's maintenance criteria require the Company to have total assets of at least $1,000,000 and total stockholders' equity of at least $500,000. At September 30, 1997 (unaudited), the Company had stockholders' equity of approximately $1,145,000 and assets of $39,972,000. The Company has continued to operate at a loss through the date of this Prospectus.

     In the event the Common Stock were delisted from NASDAQ, trading, if any, would be conducted on the Boston Stock Exchange and in the over-the-counter market on the NASD's electronic bulletin board, in what are commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. In addition, the Common Stock would be subject to Rules 15g1-15g6 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, a person with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, these rules may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in the Offering to sell their securities in the secondary market.

     The Commission has also adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exception. For any transaction involving a penny stock, unless exempt, the regulations require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     While many NASDAQ-listed securities are covered by the definition of penny stock, transactions in a NASDAQ-listed security are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years),
(ii) transactions in which the customer is an institutional accredited investor, or (iii) transactions that are not recommended by the broker-dealer. In addition, transactions in a NASDAQ security directly with a NASDAQ market-maker for such security are subject only to the sole market-maker disclosure, and the disclosure with respect to commissions to be paid to the broker-dealer and the registered representative.

     Finally, all NASDAQ securities would be exempt from the recently-adopted regulations regarding penny stocks if NASDAQ raised its requirements for continued listing so that any issuer with less than $2,000,000 in net tangible assets or stockholders' equity would be subject to delisting. These criteria are more stringent than the current NASDAQ maintenance requirements.

10. Lack of Ongoing Operations.

     Immediately following the consummation of the Sale , the post-Sale Company will have no operating business to generate any income, exclusive of the $100,000 per annum fee anticipated to be earned by the Company pursuant to a supervisory management agreement. The Company's ongoing ability to meet its general and administrative obligations (to the extent not funded from net proceeds of the Sale or income earned thereon) will be dependent on its ability to acheive profitable operations from the prospective gaming activity the Company has under development or a new gaming opportunity or to successfully complete a business combination with an entity having sufficient cash flow to meet the Company's obligations.

11. No Operating History.

     Except to the extent the Company, after the sale of substantially all of its operating assets, develops new gaming oppportunities or prospective gaming activity the Company has under development, the post-Sale Company will change the nature of its business if the Sale is approved and consummated. The post-Sale Company has no operating history with respect to the prospective gaming activity the Company has under development or any new gaming opportunity or any new line of business in which it may engage after the Sale. Although management currently intends to concentrate its investigation of potential business acquisitions in the areas of hotel, timeshare and related hospitality ventures (in which affiliates of the Company and/or members of management have prior experience), there can be no assurance that the Company wil be able to locate and consummate a transaction with any business in such areas. The can be no assurance that the post-Sale Company's activities will be profitable. As of the date of this proxy statement, the Company has not entered into any arrangement to participate in any business ventures or purchase any assets, property or business.

                                USE OF PROCEEDS


     The Shares of Common Stock being offered hereby are for the account of the Selling Stockholder. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder. See "Selling Stockholder."

                               SELLING STOCKHOLDER

     The following table sets forth certain information with respect to Selling Stockholder. The number of Shares that may actually be sold by the Selling Stockholder will be determined by the Selling Stockholder, and may depend upon a number of factors, including, among other things, the market price of the Common Stock. The table below sets forth information as of January 1, 1998 concerning the beneficial ownership of Common Stock of the Selling Stockholder. All information concerning beneficial ownership has been furnished by the Selling Stockholder.



                                             Shares of Common           Shares of Common          Shares of Common
                                             Stock Owned                Stock Offered             Stock Owned
                                             Before Offering            In the Offering           After Offering
Name of Stockholder             Number       Percent(1)                 Number               Number       Percent
-------------------             ------       -------                    ------               ------       -------
John Kingsbury                 100,000       less than 1%               100,000                (1)           (1)


(1) Because the Selling Stockholder may sell all, some or none of the Shares that he holds, and because the offering contemplated by this Prospectus is not now a "firm commitment" underwritten offering, no estimate can be given as to the number of Shares that will be held by the Selling Stockholder upon or prior to termination of this offering. See "Plan of Distribution."



     The Selling Stockholder identified above may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Common Stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholder may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."


     The Selling Stockholder was formerly employed by the Company , and was issued the Shares in satisfaction of monies due to the Selling Stockholder. Pursuant to certain agreements between the Company and the Selling Stockholder, the Company has agreed to file the Registration Statement of which this Prospectus forms a part for the purpose of registering the potential resale of the Shares.


     Except as specifically set forth herein, the Selling Stockholder has, and within the past three years has had, no position, office or other material relationship with the Company or any of its predecessors or affiliates.

                              PLAN OF DISTRIBUTION

     Sales of the Shares may be made from time to time by the Selling Stockholder, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on The Nasdaq SmallCap Market, in another over-the-counter market, on a national securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate in the resales.

     In connection with  distributions  of the Shares or otherwise,  the Selling
Stockholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholder may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholder in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     Information as to whether underwriters who may be selected by the Selling Stockholder, or any other broker-dealer, is acting as principal or agent for the Selling Stockholder, the compensation to be received by underwriters who may be selected by the Selling Stockholder, or any broker-dealer, acting as principal or agent for the Selling Stockholder and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

     The Company has advised the Selling Stockholder that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. In general, Regulation M precludes the Selling Shareholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

     It is anticipated that the Selling Stockholder will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

                                  LEGAL MATTERS

     Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft, New York, New York 10017.

                                     EXPERTS

     The consolidated financial statements of Alpha Hospitality Corporation and subsidiaries included in the Company's annual report on Form 10-K for the year ended December 31, 1996 incorporated herein by reference have been audited by Rothstein, Kass & Company, P.C., independent auditors, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the Company's estimates of the expenses to be incurred by it in connection with the Common Stock being offered hereby:

   SEC Registration Fee.......................................... $66.38
   Legal fees and expenses....................................... $1,000
                                                                 ========
                                                                $1,025.46



Item 15.  Indemnification of Directors and Officers.

     The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the personal liability of a director to the corporation for monetary damages arising from certain breaches of fiduciary duties as a director. The Company's Certificate of Incorporation includes such a provision eliminating the personal liability of directors to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) any breach of a director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law. Directors are also not insulated from liability for claims arising under the federal securities laws. The foregoing provisions of the Company's Certificate of Incorporation may reduce the likelihood of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

     The Company's Certificate of Incorporation also provides that the Company shall indemnify its directors, officers and agents to the fullest extent permitted by the Delaware General Corporation Law. The Company does not have directors' and officers' liability insurance but may secure such insurance in the future. Furthermore, the Company may enter into indemnity agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibit
Number                                     Description of Exhibit

  5.01    --   Opinion of Parker Duryee Rosoff & Haft
 23.01    --   Consent of Rothstein, Kass & Company, P.C.
 23.02    --   Consent of Parker Duryee  Rosoff & Haft (included in Exhibit 5.01 hereof)
 24.01    --   Power of attorney (included in the signature page of Part II of this Registration Statement)

Item 17.  Undertakings.

     The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to Item 15 of Part II of the Registration Statement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 19, 1998.

                                  Alpha Hospitality Corporation

                                  By:                *
                                    ________________________________________
                                    Stanley S. Tollman, Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James A. Cutler, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and the documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


         Signature              Title                           Date

/s/    *              Chairman of the Board and                February 19, 1998
---------------------
Stanley S. Tollman    Chief Executive Officer

/s/Sanford Freedman   Vice President, Secretary and Director   February 19, 1998
---------------------
Sanford Freedman

/s/    *              Vice President - Operations, Treasurer   February 19, 1998
---------------------
James A. Cutler       and Director

/s/     *             Director and Vice President              February 19, 1998
---------------------
Brett Tollman

/s/     *             Director                                 February 19, 1998
-------------------
Thomas W. Aro

/s/     *             Director                                 February 19, 1998
---------------------
Matthew B. Walker




*Sanford Freedman, Attorney in fact

                                                                EXHIBIT 5.01


Parker Duryee Rosoff & Haft
529 Fifth Avenue
New York, New York 10017

                                                                January 23, 1998

Alpha Hospitality Corporation
12 East 49th Street
New York, New York 10017

         Re: Registration Statement on Form S-3 Under the Securities Act of 1933

Gentlemen:

     In our capacity as counsel to Alpha Hospitality Corporation, a Delaware corporation (the "Company"), we have been asked to render this opinion in connection with the registration statement on Form S-3, as amended, heretofore filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Registration Statement"), covering 100,000 shares of Common Stock, par value $.01 per share (the "Common Stock").

     In that connection, we have examined the Certificate of Incorporation and the By-Laws of the Company, the Registration Statement, corporate proceedings of the Company relating to the issuance of the Common Stock.

     In making the aforesaid examinations, we have assumed the genuineness of all signatures and the conformity to original documents of all copies furnished to us as original or photostatic copies. We have also assumed that the corporate records furnished to us by the Company include all corporate proceedings taken by the Company to date.

         Based upon and subject to the foregoing, we are of the opinion that:

     1. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

     2. The Common Stock has been duly and validly authorized and issued.

     We hereby consent to the use of our opinion as herein set forth as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement.

                                               Very truly yours,


                                               Parker Duryee Rosoff & Haft

                                                                  EXHIBIT 23.01

                         CONSENT OF INDEPENDENT AUDITORS

     As independent public accountants, we hereby consent to the incorporation by reference in this registration (File No. 33-343861) of our report dated
February 14, 1997 included in the annual report on Form 10-K of the Alpha Hospitality Corporation for the years ended December 31, 1996 and 1995 and to references to our Firm as experts in this registration statement.

                                              /s/Rothstein, Kass & Company, P.C.
                                              __________________________________
                                                 Rothstein, Kass & Company, P.C.



Roseland, New Jersey
January 23, 1998